UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

P.F. CHANG’S CHINA BISTRO, INC.

(Name of Subject Company)

P.F. CHANG’S CHINA BISTRO, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

69333Y108

(CUSIP Number of Class of Securities)

Richard L. Federico

Chief Executive Officer

P.F. Chang’s China Bistro, Inc.

7676 East Pinnacle Peak Road

Scottsdale, Arizona 85255 (480) 888-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Cameron Jay Rains, Esq.

Jeffrey C. Thacker, Esq.

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121

(858) 677-1400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by P.F. Chang’s China Bistro, Inc., a Delaware corporation (the “Company”), on May 15, 2012, and amended on May 17, 2012 and May 21, 2012. The Statement relates to the cash tender offer by Wok Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Wok Parent LLC, a Delaware limited liability company (“Parent”), which is controlled by Centerbridge Capital Partners II, L.P. (“Centerbridge”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $51.50 per Share, net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Centerbridge and certain of its affiliates, including Purchaser and Parent, with the SEC on May 15, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8.	ADDITIONAL INFORMATION

Item 8, “Additional Information,” is hereby amended and supplemented by:

Inserting after the second paragraph under the heading “Additional Information—Litigation” on page 53 of the Statement the following:

“On May 17, 2012, the complaint in Jeanty v. Kerrii B. Anderson, et al. was amended by, among other things, adding a claim alleging that the members of the Company Board breached their fiduciary duties to the Company’s stockholders by failing to provide full and fair disclosure regarding the transaction.

On May 18, 2012, another putative shareholder class action suit captioned Coyne v. P.F. Chang’s China Bistro, Inc., et al., C.A. No. 7551- was filed in the Delaware Court of Chancery seeking to enjoin the proposed acquisition of the Company by affiliates of Centerbridge Partners, L.P. The complaint names the Company, the Company Board, Centerbridge Partners, L.P., Parent and Purchaser as defendants. The complaint alleges that the members of the Company Board breached their fiduciary duties to the Company’s stockholders by, among other things, agreeing to sell the Company to Centerbridge Partners, L.P. for an inadequate price and pursuant to an unfair process, failing to provide full and fair disclosure regarding the transaction, and acting to put their personal interests ahead of the interests of the Company’s stockholders. The complaint also alleges that Centerbridge Partners, L.P., Parent and Purchaser aided and abetted the alleged breaches of fiduciary duties by the Company Board. The complaint seeks injunctive relief and an award of attorneys’ and other fees and costs, in addition to other relief.

The Company believes the allegations in the complaints lack merit, and intends to vigorously defend the actions.”

Deleting the fourth paragraph under the heading “Additional Information—Litigation” on page 53 of the Statement and replacing it with the following:

“These complaints are attached as Exhibits (a)(5)(K), (a)(5)(L), (a)(5)(M), (a)(5)(O) and (a)(5)(P) to this Statement.”

ITEM 9.	EXHIBITS

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(5)(O)	Amended Class Action Complaint, dated May 17, 2012 (Jeanty v. Kerrii B. Anderson, et al.) (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO).

(a)(5)(P)	Class Action Complaint, dated May 18, 2012 (Coyne v. P.F. Chang’s China Bistro, Inc., et al) (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

P.F. CHANG’S CHINA BISTRO, INC.

	By:	/s/ Richard L. Federico Name: Richard L. Federico Title: Chairman and Chief Executive Officer

Dated: May 22, 2012